Filed pursuant to Rule 433 Registration Statement No. 333-218604-02 FINANCIAL PRODUCTS FACT SHEET (G215)

Offering Period: February 28, 2019 – March 25, 2019

CS Notes due March 31, 2022

Linked to the Performance of the Credit Suisse US Balanced 5% ER Index

Product Terms	Hypothetical Returns at Maturity
•	If the Final Level is greater than the Initial Level, you will participate in the leveraged appreciation, if any, of the Underlying.
•	If the Final Level is equal to or less than the Initial Level, you will receive the principal amount of the securities you hold at maturity.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

The Underlying is designed to provide exposure to a hypothetical “balanced” portfolio while targeting a realized daily volatility of 5%. By “balanced” we mean the Underlying’s hypothetical portfolio may, under certain circumstances include both equity exposure, in the form of large-cap U.S. equities included in the Credit Suisse US Equity Futures Index described in the underlying supplement; and fixed income exposure, in the form of U.S. Treasury note futures contracts tracked by the Fixed Income Indices described in the underlying supplement. “Balanced” does not imply any risk adjusted diversified asset class allocation or actual balance among asset classes. The Index Calculation Agent and Index Sponsor for the Underlying is an affiliate of ours. The index calculation agents and index sponsors for the Credit Suisse US Equity Futures Index and the Fixed Income Indices are affiliates of ours. For more information on the Underlying, please see the underlying performance supplement and underlying supplement.

Issuer*:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Trade Date:	Expected to be March 26, 2019
Settlement Date:	Expected to be March 29, 2019
Underlying:	The Credit Suisse US Balanced 5% ER Index
Upside Participation Rate**:	Expected to be between 140% and 155%.
Redemption Amount:	$1,000 x (1 + Underlying Return).
Underlying Return:	If (a) the Final Level is greater than the Initial Level, then the Upside Participation Rate x [(Final Level – Initial Level)/Initial Level]; or (b) the Final Level is equal to or less than the Initial Level, zero.
Initial Level:	For the Underlying, the closing level of the Underlying on the Trade Date.
Final Level:	For the Underlying, the closing level of the Underlying on the Valuation Date.
Valuation Date:	March 28, 2022
Maturity Date:	March 31, 2022
CUSIP:	22551LZG8
Fees:	Certain fiduciary accounts may pay a purchase price of at least $970 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $30 per $1,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $940 and $970 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). A single estimated value reflecting final terms will be determined on the Trade Date.

* As used in this document, references to “we” or “our” are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

Percentage Change from the Initial Level to the Final Level	Underlying Return(1)	Redemption Amount per $1,000 principal amount(1)(2)
50%	70.00%	$1,700
40%	56.00%	$1,560
30%	42.00%	$1,420
20%	28.00%	$1,280
10%	14.00%	$1,140
0%	0%	$1,000
−10%	0%	$1,000
−20%	0%	$1,000
−30%	0%	$1,000
−31%	0%	$1,000
−40%	0%	$1,000
−50%	0%	$1,000
(1)	Assumes an Upside Participation Rate of 140%** (the bottom of the expected range).
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Offering Period: February 28, 2019 – March 25, 2019

CS Notes due March 31, 2022

Linked to the Performance of the Credit Suisse US Balanced 5% ER Index

Certain Product Characteristics	Certain Product Risks
•	Leveraged and uncapped participation in the appreciation, if any, of the Underlying.
•	Upside Participation Rate expected to be between 140% and 155%**
•	Return of principal amount of the securities you hold, if the Final Level is less than or equal to the Initial Level.
•	The securities do not pay interest.
•	Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The return on the securities is affected by the Final Level of the Underlying.
•	The probability that the Underlying return will be zero will depend on the volatility of the Underlying.

See “Additional Risk Considerations” on the next page

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.
•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent for the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. In addition, an affiliate of ours, Credit Suisse International, is the Index Calculation Agent and the Index Sponsor for the Underlying, as well as an index calculation agent for the Credit Suisse US Equity Futures Index and the Fixed Income Indices, and an affiliate of ours, Credit Suisse Securities (Europe) Limited is an index sponsor for the Credit Suisse US Equity Futures Index and the Fixed Income Indices. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities included in the S&P 500® Index tracked by the Credit Suisse US Equity Futures Index, which, in its turn, is a component of the Underlying. Your return on the securities will not reflect the return you would realize if you actually owned such equity securities.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement, the “Selected Risk Considerations” section of the underlying performance supplement, the “Selected Risk Considerations” section of the underlying supplement and the “Risk Factors” section of the product supplement, which set forth risks related to the Underlying and an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities.

Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, underlying performance supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates.

Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated February 28, 2019, the Underlying Performance Supplement dated February 6, 2019, Underlying Supplement dated October 15, 2018, Product Supplement No. I-G dated October 4, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017, relating to our Medium-Term Notes of which these securities are a part (together with the pricing supplement, the “Offering Documents”), to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. In addition, we incorporate by reference into the Offering Documents any future underlying performance supplement for the Credit Suisse US Balanced 5% ER Index that we file with the SEC from the date of this document until the offering of the notes is completed. You may access the most recently filed underlying performance supplement by clicking on the following hyperlink: https://notes.credit-suisse.com/api/DocFile/GetLegalDocs?isin=PRM-CSEAUSB5&doctype=FS.

You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying performance supplement, product supplement, underlying supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000089109219002263/e4138_424b2.htm

For a full description of the Underlying, please see the underlying performance supplement and underlying supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000089109219001527/e3915_424b2.htm https://www.sec.gov/Archives/edgar/data/1053092/000089109218007515/e2525_424b2.htm

You may access the product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.